

07002287

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2007
WASH. D.C. 186

| SEC FILE NUMBER |
|---|
| 8- 20254 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nationwide Investment Services Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Nationwide Plaza
(No. and Street)

| Columbus | OH | 43215 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terry Smetzer (614)249-2668
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG Peat Marwick
(Name – *if individual, state last, first, middle name*)

| 191 W. Nationwide Blvd. Suite 500 | Columbus, | OH | 43215-2568 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, James Rabenstine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nationwide Investment Services Corporation, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NOTARIAL SEAL
STATE OF OHIO

PEG ALBERT
Notary Public, State of Ohio
My Commission Expires 01-09-08

Signature

Vice President - NISC Chief Compliance Officer
Title

Peg Albert My Commission Expires 01-09-08
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



**KPMG LLP**
Suite 500
191 West Nationwide Boulevard
Columbus, OH 43215-2568

Telephone 614 249 2300
Fax 614 249 2348
Internet www.us.kpmg.com


SEC MAIL
RECEIVED
FEB 27 2007
WASH. D.C.
186
SECTION

**Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker Dealer Claiming an Exemption from SEC Rule 15c3-3**

The Board of Directors
Nationwide Investment Services Corporation:

In planning and performing our audit of the financial statements and supplemental schedule of Nationwide Investment Services Corporation (the Company) for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13;

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Columbus, Ohio
February 23, 2007




SEC MAIL
RECEIVED
PROCESSING
FEB 27 2007
WASH. D.C.
186
SECTION

# NATIONWIDE INVESTMENT SERVICES CORPORATION

(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Financial Statements and Schedule

December 31, 2006 and 2005

(With Independent Auditors' Report Thereon)

These Financial Statements and Schedule are
deemed confidential pursuant to subparagraph (e)(3) of
Rule 17a-5 of the Securities and Exchange Commission

**NATIONWIDE INVESTMENT SERVICES CORPORATION**
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

## Table of Contents



**KPMG LLP**
Suite 500
191 West Nationwide Boulevard
Columbus, OH 43215-2568

Telephone 614 249 2300
Fax 614 249 2348
Internet www.us.kpmg.com


SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH. D.C.
186
SECTION

**Independent Auditors' Report**

The Board of Directors
Nationwide Investment Services Corporation:

We have audited the accompanying statements of financial condition of Nationwide Investment Services Corporation (the Company) (a wholly owned subsidiary of Nationwide Life Insurance Company) as of December 31, 2006 and 2005, and the related statements of operations, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Columbus, Ohio
February 23, 2007

**NATIONWIDE INVESTMENT SERVICES CORPORATION**
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Statements of Financial Condition

December 31, 2006 and 2005

| **Assets** | | **2006** | **2005** |
|---|---|---|---|
| Cash and cash equivalents | $ | 2,478,024 | 2,953,925 |
| Accounts receivable | | 9,083 | 7,167 |
| Federal income tax receivable (note 6) | | 13,937 | 8,960 |
| | $ | 2,501,044 | 2,970,052 |
| **Liabilities and Stockholder's Equity** | | | |
| Liabilities: | | | |
| Payable to affiliates (note 5) | $ | 198,000 | 723,125 |
| Other | | 42,886 | 20,132 |
| | | 240,886 | 743,257 |
| Contingencies (note 4) | | | |
| Stockholder's equity (note 3): | | | |
| Common stock of $1 par value. Authorized 10,000 shares; issued and outstanding 5,000 shares | | 5,000 | 5,000 |
| Additional paid-in capital | | 2,020,000 | 2,020,000 |
| Retained earnings | | 235,158 | 201,795 |
| | | 2,260,158 | 2,226,795 |
| | $ | 2,501,044 | 2,970,052 |

See accompanying notes to financial statements.

**NATIONWIDE INVESTMENT SERVICES CORPORATION**
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Statements of Operations

Years ended December 31, 2006 and 2005

| | | 2006 | 2005 |
|---|---|---|---|
| Revenues: | | | |
| Commissions and related fees (note 5) | $ | 195,844 | 208,026 |
| Interest | | 100,492 | 53,503 |
| | | 296,336 | 261,529 |
| Expenses: | | | |
| Administrative services fees (note 5) | | 8,000 | 7,526 |
| Professional fees (note 5) | | 36,448 | 36,000 |
| Miscellaneous (note 5) | | 200,561 | 176,917 |
| | | 245,009 | 220,443 |
| Income before income tax expense | | 51,327 | 41,086 |
| Income tax expense (note 6): | | 17,964 | 14,388 |
| Net income | $ | 33,363 | 26,698 |

See accompanying notes to financial statements.

**NATIONWIDE INVESTMENT SERVICES CORPORATION**
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Statements of Stockholder's Equity

Years ended December 31, 2006 and 2005

| | Common stock | Additional paid-in capital | Retained earnings | Total |
|---|---|---|---|---|
| Balance at December 31, 2004 | $ 5,000 | 2,020,000 | 175,097 | 2,200,097 |
| Net income | — | — | 26,698 | 26,698 |
| Balance at December 31, 2005 | 5,000 | 2,020,000 | 201,795 | 2,226,795 |
| Net income | — | — | 33,363 | 33,363 |
| Balance at December 31, 2006 | $ 5,000 | 2,020,000 | 235,158 | 2,260,158 |

See accompanying notes to financial statements.

**NATIONWIDE INVESTMENT SERVICES CORPORATION**
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Statements of Cash Flows

Years ended December 31, 2006 and 2005

| | | 2006 | 2005 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income | $ | 33,363 | 26,698 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | | |
| Increase in accounts receivable | | (1,916) | (7,167) |
| (Decrease) increase in payable to affiliates | | (525,125) | 617,831 |
| (Increase) decrease in federal income taxes receivable | | (4,977) | 11,888 |
| Increase (decrease) in other liabilities | | 22,754 | (6,157) |
| Net cash (used in) provided by operating activities | | (475,901) | 643,093 |
| Net (decrease) increase in cash and cash equivalents | | (475,901) | 643,093 |
| Cash and cash equivalents at beginning of year | | 2,953,925 | 2,310,832 |
| Cash and cash equivalents at end of year | $ | 2,478,024 | 2,953,925 |
| Supplemental disclosure: | | | |
| Cash paid for income taxes | $ | 22,941 | 2,500 |

See accompanying notes to financial statements.

## (1) Description of Business

Nationwide Investment Services Corporation (the Company) is a wholly owned subsidiary of Nationwide Life Insurance Company (NLIC). The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and was a registered investment adviser under the Investment Advisers Act of 1940 until October 30, 2006. Effective October 1, 2006 NLIC formed Nationwide Investment Advisors, LLC (NIA) to replace NISC as an investment advisor. The Company is exempt from the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 based upon meeting the exemption requirements of Rule 15c3-3(k)(1) (limited business). The Company is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation.

The Company is in the business of selling mutual funds, variable annuities, variable life insurance, and other related products through its registered representatives to governmental and educational entities and to individuals. The business activities of the Company include: mutual fund retailer, broker, or dealer selling variable life insurance or annuities, investment advisor, and distributor of variable contract products of its parent and Nationwide Life and Annuity Insurance Company (NLAIC), a wholly owned subsidiary of NLIC.

## (2) Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The carrying amounts of assets and liabilities approximate their fair value.

The following is a description of the significant accounting policies:

### *(a) Recognition of Revenue and Expenses*

The Company earns revenue by retaining commissions and fees from the sale of mutual fund and insurance related investment products. Commissions as well as commission expenses are recognized on a trade date basis. Fees are recognized when earned and are calculated from the asset value of the underlying mutual funds. Administrative expenses are recognized as incurred.

### *(b) Cash Equivalents*

For purposes of the statements of cash flows, the Company considers all short-term investments with maturity at date of purchase of three months or less to be cash equivalents.



(Continued)

### (c) *Income Taxes*

The Company files a stand-alone tax return. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

### (d) *Comprehensive Income*

Comprehensive income includes net income (loss) as well as certain items that are reported directly within a separate component of stockholder's equity that are excluded from net income (loss). Currently, net income (loss) is the Company's only component of comprehensive income.

## (3) Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule). Accordingly, the Company is required to maintain "net capital" equal to the greater of $250,000 or 6 2/3% of "aggregate indebtedness", as those terms are defined in the Rule. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had a ratio of "aggregate indebtedness" to "net capital" of approximately .11 with a minimum net capital requirement of $250,000, "aggregate indebtedness" of $240,886 and "excess net capital" of $1,955,518.

## (4) Contingencies

The Company is involved in various claims, legal actions and regulatory matters arising in the normal course of business. Under an agreement between the Company and NLIC, NLIC pays all litigation costs on behalf of the Company. Should NLIC be unable or unwilling to pay these costs in the future, the Company would be liable for such costs. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

## (5) Related Party Transactions

The Company has entered into agreements with Nationwide Retirement Solutions (NRS), Nationwide Bank (NB), NLIC, and NLAIC, affiliated companies, whereby the Company acts as a broker-dealer and collects commissions on behalf of these companies related to mutual fund and nonmutual fund sales. For the years ended December 31, 2006 and 2005, commissions and related fees collected by the Company and passed through to NRS, NB, NLIC, and NLAIC, approximated $104,407,800 and $94,636,500, respectively. The amount payable to NRS, NB, NLIC, and NLAIC as of December 31, 2006 and 2005 aggregated to $198,000 and $723,125, respectively. Commissions and related fees presented in the accompanying Statements of Operations represent the net fee retained by the Company for performing these services.



(Continued)

NATIONWIDE INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements

December 31, 2006 and 2005

## (6) Federal Income Taxes

Total Federal income tax expense for the year ended December 31, 2006 does not differ from the amount computed by applying the U.S. Federal income tax rate of 35% to net income before tax.

Total Federal income tax expense for the year ended December 31, 2005 differs from the amount computed by applying the U.S. Federal income tax rate of 35% to net income before tax as follows:

| | Amount | % |
|---|---|---|
| Computed (expected) tax expense | $ 14,380 | 35.00 |
| Nondeductible expense | 8 | 0.03 |
| Total expense and effective rate | $ 14,388 | 35.03 |

Management identified no temporary differences in 2006 and 2005 that required recognition of a deferred tax asset or deferred tax liability.

Schedule 1

## NATIONWIDE INVESTMENT SERVICES CORPORATION

(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Computation of Net Capital Under Rule 15c3-1

December 31, 2006

| | | |
|---|---|---|
| Common stock | $ | 5,000 |
| Additional paid-in capital | | 2,020,000 |
| Retained earnings | | 235,158 |
| Total net worth | | 2,260,158 |
| Nonallowable assets | | 13,937 |
| Securities haircuts | | 40,703 |
| Net capital | | 2,205,518 |
| Minimum net capital required: Greater of $250,000 or 6 2/3% of aggregate indebtedness | | 250,000 |
| Excess net capital | $ | 1,955,518 |
| Aggregate indebtedness | $ | 240,886 |
| Ratio of aggregate indebtedness to net capital | | 0.11 |

Note: The above computation does not materially differ from the computation of Net Capital under Rule 15c3-1(f) at December 31, 2006, filed on Form X-17A-5, Part IIA on January 25, 2006.

See accompanying independent auditors' report.



END